NexTier Oilfield Solutions Inc.
3990 Rogerdale Rd.
Houston, TX 77042

May 18, 2022

Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attn: Yolanda Guobadia, Staff Accountant
Robert Babula, Staff Accountant

Re: NEXTIER OILFIELD SOLUTIONS INC.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-37988

Dear Sir or Madam:

This letter sets forth the responses of NexTier Oilfield Solutions Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated May 11, 2022, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”).

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.Discuss and analyze your financial position and the changes in your financial condition as required by Item 303(a) and (b) of Regulation S-K. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in connection with its preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in accordance with Item 303(a) and (b) of Regulation S-K, and the Staff’s interpretive guidance regarding the presentation of MD&A, the Company’s management analyzes material changes to its balance sheet and identifies material events and uncertainties that may impact the Company’s future financial condition. In the 2021 Form 10-K, the Company’s management included substantive discussions related to material changes to the Company’s balance sheet and material events and uncertainties that may impact the Company’s future financial condition in the following sections and subsections within MD&A: “Industry Overview and Drivers in 2021,” “Operating Approach & Strategy,” “2022 Strategy,” “Liquidity and Capital Resources,” “Results of Operations,” and “Principal Debt Agreements.” These sections include material information regarding the key impacts of the COVID-19 pandemic and the impact of the Company’s responsive measures taken and reflected on its balance sheet, including material debt financing transactions, liquidity and expense mitigation measures, and future obligations and uncertainties resulting from events and actions taken.

The Company’s management recognizes that a concise summation of this information may be helpful to investors and will, in future filings, starting in the quarterly period ending on June 30, 2022, provide additional discussion in MD&A to summarize material changes to the Company’s balance sheet, along with material events and uncertainties that may impact the Company’s future financial condition, as applicable. The following represents an example of the presentation and discussion that we propose to include in future filings, using the information from our 2021 Form 10-K for illustrative purposes.

Material Changes to our Consolidated Balance Sheet

The following table presents the major indicators of our financial condition and liquidity.

	(Thousands of Dollars)
	Year Ended
	December 31, 2021	December 31, 2020
Cash and cash equivalents	$110,695	$275,990
Total current assets, excluding cash and cash equivalents	397,014	210,789
Total current liabilities, excluding current maturities of long-term debt and leases	438,961	198,748
Current maturities of long-term debt	13,384	2,252
Long-term debt, net of deferred financing costs and debt discount, less current maturities	$361,501	$333,288

Cash and cash equivalents was $110.7 million as of December 31, 2021, a decrease of $165.3 million, or 60%, compared to $276.0 million as of December 31, 2020. The decrease in cash and cash equivalents during the year ended December 31, 2021, was primarily driven by the $100.0 million of cash consideration used to complete the Alamo Acquisition, $95.1 million of cash used for various capital expenditures, net of proceeds from sale of assets and insurance recoveries, $50.8 million of cash used in operating activities, offset by $48.3 million of cash provided by financing activities, and $34.5 million received as part of the settlement of the WSS Notes and make-whole derivative.

Total current assets, excluding cash and cash equivalents was $397.0 million as of December 31, 2021, an increase of $186.2 million, or 88%, compared to $210.8 million as of December 31, 2020. Total current liabilities, excluding current maturities of long-term debt and leases was $439.0 as of December 31, 2021, an increase of $240.2 million, or 121%, compared to $198.8 million as of December 31, 2020. The increase in both total current assets, excluding cash and cash equivalents and total current liabilities, excluding current maturities of long-term debt and leases was primarily driven by the increased activity in the Company’s Completion Services segment, mostly due to higher number of fully utilized fleets deployed, the acquisition of Alamo, and modest pricing recovery.

Debt, net of deferred financing costs and debt discount was $374.9 million as of December 31, 2021, an increase of $39.3 million, or 12%, as compared to $335.5 million as of December 31, 2020. The increase in debt, net of deferred financing costs and debt discount was primarily driven by the $43.2 million the Company received through the 2021 Equipment Loans, net of principal payments made throughout the year.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Kenneth Pucheu, Executive Vice President and Chief Financial Officer of the Company, at (832) 392-3869 or Keith Townsend of King & Spalding LLP at (404) 572-3517.

Sincerely,

By: /s/ Kenneth Pucheu
Name: Kenneth Pucheu
Title: Executive Vice President and
Chief Financial Officer

cc: Kevin McDonald, Executive Vice President, Chief Administrative Officer & General Counsel
Keith Townsend, King & Spalding LLP